

May 19, 2011

Via Facsimile
Donald R. Mayer
Chief Executive Officer
WorldNet, Inc. of Nevada
369 East 900 South # 281
Salt Lake City, UT 84111

     Re: **WorldNet, Inc. of Nevada**
                 Form 10-K for Fiscal Year Ended December 31, 2010
                 Filed March 16, 2011
                 File No. 000-31023

Dear Mr. Mayer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 13

1. We note that your December 31, 2009 financial statements were audited by Chisholm, Bierwolf, Nilson & Morrill, LLC ("Chisholm"). Effective April 8, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Chisholm. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Chisholm.pdf. As Chisholm is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. Since Chisholm audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. Please revise to provide financial statements as of and for the year ended December 31, 2009 that have been audited by a PCAOB-registered auditor and delete Chisholm's report from your 10-K.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 25

2. You disclose the existence of a deficiency in your disclosure controls and procedures but you did not disclose that an evaluation of disclosure controls and procedures was performed as of the end of the period covered by the 10-K nor did you provide the conclusions of the principal executive officer and the principal financial officer regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K. Please revise.

Management's Annual Report on Internal Control over Financial Reporting, page 25

3. It does not appear that management has concluded whether your internal control over financial reporting are effective or ineffective. Please revise to provide this additional conclusion.   Refer to the guidance of Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant